Notice and Access Notification
to Shareholders
Annual General Meeting of Shareholders to be Held on June 21, 2024
You are receiving this notification as SANDSTORM GOLD LTD. (the “Company”) is using notice and access for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Friday, June 21, 2024 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s Notice of Annual General Meeting of Shareholders and management information circular for the year ended December 31, 2023 (the “Information Circular”) (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notification, shareholders will continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and will also reduce the cost of printing and mailing of the Meeting Materials to shareholders.

DATE	TIME	LOCATION
Friday	10:00 am PDT	Gold Boardroom
June 21, 2024	(Vancouver Time)	Sandstorm Gold Ltd.
Suite 3200, 733 Seymour Street
Vancouver, BC V6B 0S6

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND/OR VOTE ON THE FOLLOWING MATTERS:
FINANCIAL STATEMENTS
To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2023, together with the report of the auditors thereon. NOTE: There are no financial statements included in the mailing. The audited consolidated financial statements and related MD&A have already been mailed to those shareholders who have previously requested to receive them.
FIX THE NUMBER OF DIRECTORS
To fix the number of Directors of the Company at EIGHT. See the section entitled "PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors" in the Information Circular.

ELECTION OF DIRECTORS
To elect Directors of the Company for the ensuing year. See the section entitled "PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors" in the Information Circular.
APPOINTMENT OF AUDITORS
To appoint PRICEWATERHOUSECOOPERS LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration. See the section entitled "PARTICULARS OF MATTERS TO BE ACTED UPON - Appointment of Auditors" in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING

Websites Where the Meeting Materials are Posted
The Meeting Materials can be viewed online under the Company's profile at www.sedarplus.ca (Canada) or at www.sec.gov (United States), or at the Company's website at www.sandstormgold.com.
How to Obtain Paper Copies of the Meeting Materials
Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Mark Klausen at the Company by calling toll-free in North America at 1-866-584-0234, Extension #258, or from outside North America by calling 604-628-1164, or by e-mail at info@sandstormgold.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may also be made up to one year from the date the Information Circular was filed on SEDAR.
Stratification used: NO

Voting
Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

Online	Go to www.investorvote.com and follow the instruction.
You will need the 15-digit control number located on the bottom left-hand side of the proxy.

Phone	If you are within North America, please call toll free 1-866-732-VOTE (8683)
If you are an International shareholder, please call 1-312-588-4290

Fax	Fax to Computershare Investor Services Inc. at 1-866-249-7775

Mail	Complete the form of proxy or any other proper form of proxy.
Sign it and mail it to the PROXY DEPARTMENT at:

Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

BENEFICIAL HOLDERS
Beneficial Holders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Kindly note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline.
Generally, Beneficial Holders are asked to return their voting instruction forms using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

Online	See the voting instruction form for details.

Phone	If you are within North America, please call toll free 1-866-734-VOTE (8683)
If you are an International shareholder, please call 1-312-588-4291

Fax/Mail	Complete the voting instruction form, sign it and return it to the address provided on the form, or fax it to the number provided on the form.

Questions
Shareholders with questions about notice and access can contact Mark Klausen of the Company by calling toll-free in North America at 1-866-584-0234, Extension #258, or from outside North America by calling 604-628-1164, or by e-mail at info@sandstormgold.com.
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